Exhibit 99.1

FOR IMMEDIATE RELEASE	August 2, 2013

CELESTICA ANNOUNCES TSX APPROVAL OF PREVIOUSLY ANNOUNCED NORMAL COURSE ISSUER BID

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced it has received approval from the Toronto Stock Exchange (the TSX) to launch its previously announced Normal Course Issuer Bid (the Bid).

Under the Bid, the Company may repurchase on the open market, at its discretion during the period commencing on August 7, 2013 and ending on the earlier of August 6, 2014 and the completion of purchases under the Bid, up to 9,842,021 subordinate voting shares, representing approximately 5.95% of the Company’s outstanding subordinate voting shares (5.34% of the subordinate voting shares and multiple voting shares) and approximately 10% of the “public float” of the subordinate voting shares (within the meaning of the rules of the TSX), subject to the normal terms and limitations of such bids. Under the TSX rules, daily purchases will be limited to 88,590 subordinate voting shares, other than block purchase exceptions.  The actual number of subordinate voting shares which may be purchased pursuant to the Bid and the timing of any such purchases will be determined by the management of the Company, subject to applicable law and the rules of the TSX.  In accordance with the TSX rules, the maximum number of subordinate voting shares which may be repurchased for cancellation under the Bid will be reduced by the number of subordinate voting shares purchased for security-based compensation plans.

Purchases are expected to be made through the facilities of the New York Stock Exchange and the Toronto Stock Exchange, or such other permitted means (including through other published markets), at prevailing market prices or as otherwise permitted. The share repurchase program will be funded using existing cash resources and any subordinate voting shares repurchased by the Company under the Bid will be cancelled.

As of July 22, 2013, the Company had 165,320,977 issued and outstanding subordinate voting shares and a “public float” (within the meaning of the rules of the TSX) of 98,420,215 subordinate voting shares.

The Company believes that the purchases are in the best interest of the Company and constitute a desirable use of its funds.

The Company previously implemented a normal course issuer bid for its subordinate voting shares which expired on February 8, 2013.  In the past 12 months, the Company repurchased 13,336,381 subordinate voting shares at a weighted average price of $8.52 per subordinate voting share under its prior bid.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to

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succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com. The Company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbor and Fair Disclosure Statement

This news release contains forward-looking statements related to the Company’s intention to commence the Bid and the timing and quantity of any purchases of subordinate voting shares under the Bid. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to: our customers’ ability to compete and succeed in the marketplace with the products we manufacture; price and other competitive factors generally affecting the EMS industry; managing our operations and our working capital performance during uncertain economic conditions; customer concentration and the challenges of diversifying our customer base and replacing revenue from lost programs or customer disengagements; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers or logistics partners, including as a result of world or local events outside our control; non-performance by counterparties; our financial exposure to foreign currency volatility; and increasing income taxes, increased levels and scrutiny of tax audits globally, and defending our tax positions or meeting the conditions of tax incentives and credits. These and other risks are discussed in our public filings at www.sedar.com and www.sec.gov, including our Management’s Discussion and Analysis of Financial Condition and Results of Operations, our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission, and our Annual Information Form filed with the Canadian Securities Administrators.

The forward-looking statements contained in this press release are based on various assumptions many of which involve factors that are beyond our control. The material assumptions include those related to the following: the Company’s view with respect to the Company’s financial condition and prospects; the availability of cash for repurchases of outstanding subordinate voting shares under the Bid; the existence of alternative uses for the Company’s cash resources which may be superior to effecting repurchases under the Bid; and compliance with applicable laws and regulations pertaining to the Bid. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com